Exhibit 99.2

1018, Tower B 500 Yunjin Road Shanghai, 200232, China Tel: 86 (21) 5407 5836 Fax: 86 (21) 3209 8500 www.frost.com

October 23, 2020

New Oriental Education & Technology Group Inc.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

To whom it may concern:

We hereby consent to the use of our name, Frost & Sullivan (Beijing) Inc., Shanghai Branch Co., and our industry data and forecasts in (i) the Registration Statement on Form F-3 (the “Registration Statement”) of New Oriental Education & Technology Group Inc. (the “Company”) being filed on the date hereof, including post-effective amendments, and supplements to the Registration Statement and in any related prospectus, relating to the Company’s public offering of its securities, (ii) any other registration statement filed by the Company with the Securities and Exchange Commission (the “SEC”) and any amendment or supplement thereto (including the Company’s Registration Statement on Form S-8 (File No. 333-222724)), (iii) any document offering securities in the Company and (iv) any filings on Form 20-F or Form 6-K or other filings by the Company with the SEC (collectively, the “SEC Filings”). We further consent to the filing of this letter as an exhibit to the Registration Statement or a Current Report on Form 6-K incorporated by reference therein, and as an exhibit to any other SEC Filings. The Company has agreed to provide Frost & Sullivan with copies of all applicable sections of filings with the SEC prior to filing.

Frost & Sullivan (Beijing) Inc., Shanghai Branch Co.

/s/ Charlotte Wang
Name:	Charlotte Wang
Title:	Director, China